TERRA NOVA FINANCIAL GROUP, INC.
                          100 South Wacker, Suite 1550
                             Chicago, Illinois 60606
                                 (972) 963-0007

                                February 12, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NW
Washington, DC  20549
Attention:  Ms. Kate McHale

         Re:      Terra Nova financial Group, Inc. -  Form SB-2
                  Registration Statement No. 333-136194

To the Commission:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Terra Nova Financial Group, Inc. hereby respectfully requests that the effectiveness of the Registration Statement be accelerated to 3:00 p.m. (Washington, DC time) on February 13, 2007, or as soon thereafter as practicable.

         The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions regarding this request, please contact our counsel, Ronald Brown, Andrews Kurth LLP at (214) 659-4469.

                                 Sincerely,

                                 TERRA NOVA FINANCIAL GROUP, INC.

                                 By:  /s/ M. Patricia Kane
                                    --------------------------------------------
                                      M. Patricia Kane, Chief Financial Officer